Exhibit 99.1

NOTICE OF ANNUAL GENERAL MEETING
OF THE SHAREHOLDERS OF
NEVADA GEOTHERMAL POWER INC.

NOTICE IS HEREBY GIVEN that the Annual and Special General Meeting of the Shareholders of Nevada Geothermal Power Inc. (hereinafter called the “Company”), will be held at 10th Floor, 840 Howe Street, in the City of Vancouver, Province of British Columbia, on the 3rd day of December, 2009, at the hour of 10:00 a.m. (local time) for the purpose of:

1.

Receiving and considering the Financial Statements of the Company.

2.

Electing Directors for the ensuing year.

3.

Appointing Auditors for the ensuing year.

4.

Approving an Incentive Share Option Plan.

5.

Transacting such other business as may properly come before the meeting or any adjournment thereof.

All registered shareholders are entitled to attend and vote at the meeting in person or by proxy. Shareholders who are unable to attend the Meeting in person are requested to date and sign the enclosed form of instruction of proxy and to return it to Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not less than 48 hours (exclusive of Saturdays and Holidays) before the Meeting. If a shareholder does not deliver a proxy in accordance with these instructions or to the presiding officer of the general meeting, then the shareholder will not be entitled to vote at the meeting by proxy.

Non-registered shareholders who receive this notice and information circular from their broker or other intermediary should complete and return the proxy or voting instruction form in accordance with the instructions provided with it.  Failure to do so may result in the shares of the non-registered shareholders not being eligible to be voted at the annual general meeting. An information circular and a form of proxy or voting instruction form accompany this notice.

DATED at Vancouver, British Columbia, this 10th day of November, 2009.

BY ORDER OF THE BOARD

“Brian D. Fairbank”
Brian D. Fairbank
President and Chief Executive Officer